15



82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cadre Resources Ltd

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2911 FISCAL YEAR 10-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/15/03

82-2911

CADRE RESOURCES LTD.

(An exploration stage company)

Notes to the Financial Statements

October 31, 2002

(Expressed in U.S. dollars)

03 APR 15 7:21

AR/S 10-31-02



BCSC

British Columbia Securities Commission



SEC MAIL PROCESSING
RECEIVED
APR 09 2003
WASH. D.C. 184 SECTION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

(Previously Form 61)

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
Cadre Resources Ltd.	02	10	31	03	03	28

ISSUER ADDRESS				
Box # 48836, Bentall Center, 595 Burrard Street				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V7X 1A8	(250) 447-9149	(250) 447 - 6641
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
R. Page Chilcott		Director		(250) 447 - 6641
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
investorrelations@cadreresources.com		cadreresources.com		

CERTIFICATE

The schedule required to complete this Report is attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"R. Page Chilcott"	R. Page Chilcott	03	03	28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Stanley L. Sandner"	Stanley L. Sandner	03	03	28

SCHEDULE A: FINANCIAL INFORMATION

CADRE RESOURCES LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Expressed in United States dollars)

OCTOBER 31, 2002

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH. D.C. 184 SECTION

To the Shareholders of
Cadre Resources Ltd.
(An Exploration Stage Company)

We have audited the balance sheets of Cadre Resources Ltd. as at October 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

March 18, 2003

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

CADRE RESOURCES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
(Expressed in United States dollars)
AS AT OCTOBER 31

	2002	2001
ASSETS		
Current		
Cash	$ 7,105	$ 2,462
Receivables	2,383	4,246
	$ 9,488	$ 6,708
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 486,210	$ 473,554
Due to shareholders (Note 3)	143,629	360,109
	629,839	833,663
Shareholders' deficiency		
Capital stock (Note 4)	4,739,905	4,549,205
Deficit	(5,360,256)	(5,376,160)
	(620,351)	(826,955)
	$ 9,488	$ 6,708

Nature and continuance of operations (Note 1)

Subsequent events (Note 10)

On behalf of the Board:

"Page Chilcott" Director "Stanley Fandner" Director

The accompanying notes are an integral part of these financial statements.

CADRE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)
YEAR ENDED OCTOBER 31

	2002	2001
EXPENSES		
Amortization	$ -	$ 1,632
Bank charges and interest	741	30,845
Foreign exchange (gain) loss	5,330	(15,075)
Professional fees	34,251	24,777
Management and consulting fees	113,982	180,141
Office and miscellaneous	8,539	6,619
Shareholder costs and listing fees	10,223	8,874
Telephone	2,897	3,644
Travel and promotion	24,613	9,410
Loss before other item	(200,576)	(250,867)
OTHER ITEM		
Recovery on amounts due to shareholders	216,480	-
Net income (loss) for the period	15,904	(250,867)
Deficit, beginning of year	(5,376,160)	(5,125,293)
Deficit, end of year	$ (5,360,256)	$ (5,376,160)
Basic and diluted income (loss) per share	$ 0.01	$ (0.03)
Weighted average of number of shares outstanding	8,762,586	7,276,580

The accompanying notes are an integral part of these financial statements.

CADRE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)
YEAR ENDED OCTOBER 31

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) for the year	$ 15,904	$ (250,867)
Items not affecting cash:		
Amortization	-	1,632
Recovery on amounts due to shareholders	(216,480)	-
Accrued interest	-	17,215
Changes in non-cash working capital items:		
(Increase) decrease in receivables	1,863	(608)
Increase (decrease) in accounts payable and accrued liabilities	(7,344)	48,728
Net cash used in operating activities	(206,057)	(183,900)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued for cash	210,700	84,500
Net cash provided by financing activities	210,700	84,500
Change in cash during the year	4,643	(99,400)
Cash, beginning of year	2,462	101,862
Cash, end of year	$ 7,105	$ 2,462
Cash paid during the year for interest	$ -	$ 15,482
Cash paid during the year for income taxes	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 6)

The accompanying notes are an integral part of these financial statements.

(Expressed in United States dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and is considered an exploration stage company.

On March 12, 2002, the Company was designated inactive by the TSX Venture Exchange ("TSX-V") and is prohibited from granting stock options. Principals of the Company are also prohibited from exercising previously granted stock options. The Company is required to achieve certain tier maintenance requirements by September 10, 2003, failing which trading in the securities of the Company may be suspended by the TSX-V.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company is dependent on the Company's ability to receive continued financial support, complete public equity financings or generate profitable operations in the future.

	2002	2001
Working capital (deficiency)	$ (620,351)	$ (826,955)
Deficit	(5,360,256)	(5,376,160)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon the exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the year ended October 31, 2001, this calculation proved to be anti-dilutive.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation

The Company reports using the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the time of the transaction. Gains and losses arising on translation are included in the statement of operations.

Income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock options

The Company grants options in accordance with the policies of the TSX-V and other applicable regulatory authorities. No compensation expense is recognized when stock options are granted. Consideration received by the Company for common shares on the exercise of stock options is credited to capital stock.

Comparative figures

Certain comparative figures have been reclassified to conform with the current years presentation.

3. DUE TO SHAREHOLDERS

	2002	2001
Advances from shareholders, non-interest bearing, unsecured with no fixed terms of repayment	$ 143,629	$ 143,629
Loans from shareholders bearing interest at 12% per annum, unsecured with no fixed terms of repayment (recovered during the current year)	-	216,480
	$ 143,629	$ 360,109

(Expressed in United States dollars)

4. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
Issued		
Balance, October 31, 2000	5,753,911	$ 4,275,955
Private placements	1,371,428	130,000
Conversion of debenture	582,376	123,750
Exercise of options	150,000	19,500
Balance, October 31, 2001	7,857,715	4,549,205
Private placement	1,000,000	200,000
Share issue costs	-	(20,000)
Exercise of options	114,000	10,700
Balance, October 31, 2002	8,971,715	$ 4,739,905

During the current year, the Company completed a non-brokered private placement consisting of 1,000,000 units at a price of $0.20 per unit for total proceeds of $200,000. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of CDN$0.40 per share for a period of two years. A finders fee of $20,000 has been accrued on the transaction.

Stock options and warrants

As at October 31, 2002, the following stock options and warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Options	25,000	CDN $ 0.20	April 22, 2004
	100,000	0.20	February 7, 2005
	245,000	0.20	February 2, 2006
	261,000	0.15	May 25, 2006
Warrants	1,000,000	0.40	March 13, 2004

(Expressed in United States dollars)

4. CAPITAL STOCK (cont'd...)

Stock option transactions are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Outstanding, October 31, 2000	420,000	CDN$	0.32
Granted	890,000		0.18
Exercised	(150,000)		0.20
Expired/cancelled	(270,000)		0.39
Outstanding, October 31, 2001	890,000		0.18
Granted	-		-
Exercised	(114,000)		0.15
Expired/cancelled	(145,000)		0.20
Outstanding, October 31, 2002	631,000	CDN$	0.18

As at October 31, 2002, 175,000 options are currently exercisable. The remainder outstanding are held by principals of the Company and cannot be exercised since the Company has been designated inactive (Note 1).

5. RELATED PARTY TRANSACTIONS

Included in accounts payable as at October 31, 2002 is $357,463 (2001 - $297,728) due to directors and companies controlled by directors of the Company. Included in due to shareholders is $100,000 (2001 - $100,000) due to a director of the Company

During the year ended October 31, 2002, the Company paid or accrued management and consulting fees of $101,820 (2001 - $115,141) to directors and companies controlled by directors of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended October 31, 2002 consisted of:

a) The Company recovering on $216,480 of shareholder loans.

b) The Company accruing $20,000 of share issue costs.

(Expressed in United States dollars)

6. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

Significant non-cash transactions for the year ended October 31, 2001 consisted of:

a) The Company issuing 582,376 common shares in the amount of $123,750 upon the conversion of convertible debentures of $123,750.

b) The Company issuing 371,428 common shares in the amount of $65,000 in exchange for funds received in the previous year of $65,000.

7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

8. SEGMENTED INFORMATION

The Company currently operates in Canada in one reportable operating segment, being the exploration of resource properties.

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2002		2001
Income (loss) for the year	$	15,904	$	(250,867)
Expected income taxes (recovery)	$	6,298	$	(111,887)
Shareholder loan recovery applied to losses carried forward		(85,730)		-
Non-deductible expenses for tax purposes		4,873		2,826
Unrecognized benefit of non-capital losses		74,559		109,061
Total income taxes	$	-	$	-

(Expressed in United States dollars)

9. INCOME TAXES (cont'd...)

The significant components of the Company's future income taxes assets are as follows:

	2002	2001
Future income tax assets:		
Non-capital loss carryforwards	$ 906,742	$ 900,276
Capital assets	3,875	4,582
Resource deductions	220,351	260,508
Future income tax assets before valuation allowance	1,130,968	1,165,366
Less: valuation allowance	(1,130,968)	(1,165,366)
Net future income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately CDN$3,789,000. These losses, if not utilized, will expire beginning in the fiscal year ending October 31, 2003. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements.

10. SUBSEQUENT EVENTS

Subsequent to October 31, 2002, the Company negotiated a private placement consisting of 650,000 common shares at a price of U.S.$0.10 per share as follows:

a) 400,000 common shares at a price of U.S.$0.10 issuable on closing.

b) 250,000 common shares at a price of U.S.$0.10 issuable the earlier of August 2003 or at such time as the "weighted trading market price" of the common shares of the Company exceeds U.S.$0.30 for five consecutive trading days.